Exhibit 99.1

Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

November 8, 2016

Catalyst reports significantly improved operating results for the third quarter

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) today reported significantly improved operating results for the quarter ended September 30, 2016 despite a non-cash impairment write-down of $186.4 million on fixed assets at our Powell River, Port Alberni and Crofton paper mills resulting in a $185.0 million net loss in the quarter. Excluding the non-cash impairment write-down and other significant items in the quarter, Catalyst reported net earnings before these items of $7.6 million. This compared to a net loss of $26.6 million and a net loss before specific items of $27.3 million in the previous quarter.

Other significant specific items in the quarter included $3.1 million in professional fees and duties related to the countervailing duty on exports to the United States of supercalendered paper and a $2.8 million foreign exchange loss on U.S. dollar denominated debt.

Adjusted Earnings Before Interest Tax Depreciation and Amortization (EBITDA) was $31.9 million and adjusted EBITDA before specific items was $35.3 million in the third quarter. This compares to adjusted EBITDA of negative $5.3 million and adjusted EBITDA before specific items of negative $1.1 million in the previous quarter.

Year-to-date adjusted EBITDA of $43.7 million was $10.1 million higher than the $33.6 million adjusted EBITDA reported in the same period last year.

In the third quarter, the company generated free cash flow of $9.8 million.  The liquidity at quarter end was $77.5 million.

"We improved our operating financial performance," said Joe Nemeth, President & Chief Executive Officer. "The improvement in performance includes step change cost reduction while simultaneously growing the top line to provide Catalyst sustainable earnings levels."

Quarter Highlights

The company delivered significant third quarter savings through its Opportunities for Improvement (OFI) Program, with $63.1 million achieved year-to-date. Revitalization, cost management, product mix optimization and supply chain initiatives are key components of the OFI Program.

Maintenance spending in the quarter included a power boiler shutdown at the Rumford mill.

During the quarter, the lawsuits that were filed against Catalyst by the Halalt First Nation, as well as by Sunvault Energy Inc. and Aboriginal Power Corp., were discontinued. As a result, the company is now able to focus on improving its long-term relationship with the Halalt First Nation.

In recognition of the company's role in helping to establish the Great Bear Rainforest, Catalyst was one of several organizations recognized in September with a prestigious EarthCare Award, presented by the Sierra Club U.S. The EarthCare Award honours individuals or organizations that have made a unique contribution to international environmental protection and conservation.

SELECTED FINANCIAL INFORMATION
		2016					2015
(In millions of Canadian dollars, except where
otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,473.9	$502.7	$460.8	$510.4	$1,991.1	$510.8	$542.6	$458.4	$479.3
Operating earnings (loss)	(184.1)	(168.2)	(18.6)	2.7	(12.7)	(2.2)	23.8	(34.0)	(0.3)
Depreciation and amortization	41.4	13.7	13.3	14.4	61.4	17.3	15.0	14.8	14.3
Impairment	186.4	186.4	-	-	-	-	-	-	-
Adjusted EBITDA	43.7	31.9	(5.3)	17.1	48.7	15.1	38.8	(19.2)	14.0
– before specific items	51.9	35.3	(1.1)	17.7	86.7	19.8	41.2	9.7	16.0
Net earnings (loss)	(194.7)	(185.0)	(26.6)	16.9	(49.4)	(26.3)	(12.9)	(32.4)	22.2
– before specific items	(24.8)	7.6	(27.3)	(5.1)	(28.0)	(10.0)	8.4	(13.8)	(12.6)
Adjusted EBITDA margin	3.0%	6.3%	(1.2%)	3.3%	2.4%	3.0%	7.2%	(4.2%)	2.9%
– before specific items	3.5%	7.0%	(0.2%)	3.5%	4.4%	3.9%	7.6%	2.1%	3.3%
Net earnings (loss) per share (in dollars)
– basic and diluted	$(13.43)	$(12.76)	$(1.84)	$1.17	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53
– before specific items	(1.71)	0.52	(1.88)	(0.35)	(1.93)	(0.69)	0.58	(0.95)	(0.87)
(In thousands of tonnes)
Sales	1,611.9	556.7	512.4	542.8	2,134.3	541.9	570.8	511.1	510.5
Production	1,613.9	557.2	523.0	533.7	2,136.8	545.6	558.2	494.8	538.2

Market Update

Overall, market conditions continued to be challenging in the third quarter. With the exception of the demand for coated free sheet (CFS), North American demand decreased for all of our paper grades compared to the same quarter last year. Negative market conditions were addressed by optimizing product mix to increase our market share of higher margin CFS and coated one side (C1S), and reducing basis weights. C1S specialty paper volumes have increased by more than 50 per cent compared to the same period last year and are tracking well ahead of this year's projections.

We also focused on developing and commercializing new products for growth specialty markets. In September, we were pleased to announce the launch of Glide Graphics, one of the new specialty grades that we successfully commercialized in 2016. Glide Graphics was specifically developed for large-size graphic applications used in transportation, fleet and vehicle graphics, as well as commercial graphics. Glide Graphics is the first in a series of release liner base papers for North American pressure sensitive markets.

Demand for NBSK pulp was steady through the quarter, with prices continuing to trade in a narrow range.

The United States Department of Commerce recently extended its deadline by nine days to deliver the preliminary results of the expedited review of Canadian imports of supercalendered (SC) paper to the U.S. The preliminary results are now expected to be public on November 17, 2016.

KGI/Recapitalization Proposal Update

On October 31, 2016, Catalyst announced that securityholders of the company representing about 70% of the company's outstanding common shares and 87% of its US$260 million 11% PIK Toggle Senior Secured Notes due 2017 (the "Notes")  agreed to support a proposed alternative recapitalization plan in the event that Kejriwal Group International's (KGI) acquisition of Catalyst is not completed.  The recapitalization plan is designed to address the upcoming debt maturities of the company and improve its liquidity.

Key components of the alternative recapitalization plan contemplated in the Recapitalization Support Agreement include:

•
the conversion of the Notes, including accrued and unpaid interest until November 1, 2016, into (i) a term loan in the principal amount of US$135 million with a maturity 5 years from the issuance date, and 12% interest to be paid-in-kind during year one, with the possibility thereafter of partial payment-in-kind at the Company's option, and (ii) common shares of the Company representing 95% of the outstanding number thereof after giving effect to such conversion; and

•
the conversion to equity of the interest that is scheduled to be paid on the Notes on November 1, 2016, and the deferral of any payment of interest accruing subsequent to November 1, 2016 on the Notes until the implementation of the alternative recapitalization plan at which time such accrued interest will be added to the principal amount of the term loan.

The implementation of the alternative recapitalization plan would not affect any of Catalyst's contractual relationships with its trade vendors or any amounts owing to them. Catalyst intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business as it pursues the alternative recapitalization plan.

The completion of the alternative recapitalization plan is subject to certain conditions including the extension of the maturity of the existing credit facilities of Catalyst and the extension of waivers granted by the lenders under such credit facilities as a result of the recapitalization plan, and securityholder, regulatory, TSX and court approvals. There can be no assurance that these will be satisfied, or that this or any other proposed transaction or plan will be approved or consummated, and if so on what additional or amended terms to those described herein.

Catalyst is open to reaching agreement with a purchaser such as KGI who can contribute funds to enhance the continuing operations of Catalyst, or to restructure its capital in order to be able to move forward with its business with enhanced liquidity.

Catalyst and KGI did not enter into definitive documentation in connection with the KGI acquisition proposal by the outside date contemplated in the previously disclosed support agreement among KGI and certain company securityholders. As a result, that agreement may be terminated, although no such action has yet been taken, and discussions are continuing regarding the KGI acquisition proposal. If agreement is reached with KGI in respect of an acquisition, Catalyst may submit it concurrently with the alternative recapitalization plan to its securityholders.

Catalyst will work to finalize all necessary documentation and steps, including a plan of arrangement and related proceedings under the Canada Business Corporations Act. Additional disclosure will be provided in the management information circular that will be prepared and delivered to securityholders in connection with special meetings thereof to be called. The company will issue a news release when the record and meeting dates for such special meetings have been determined.

"Both options strengthen the company's financial position, provide Catalyst with certainty for the future, and enable the company to pursue its transformational initiatives," said Mr. Nemeth.

Outlook

In spite of market challenges and major maintenance spending at the Rumford mill, we expect fourth quarter results to contribute positively to full year EBITDA. Additionally, a market price increase of US$50 per short ton for supercalendered paper and US$40 per short ton for coated groundwood paper was announced effective November 1. We maintain our focus on those things within our control, including striving to deliver top quartile operational performance in the areas of safety, productivity and cost management, while growing the top line through product mix improvements and higher-value specialty paper growth.

 Further Quarterly Results Materials

This release, along with the full Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

About Catalyst Paper

Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain statements in this news release, including, without limitation, the statements describing a proposed transaction with KGI involving the securities of Catalyst, the alternative recapitalization plan and the timeline for such transactions and their impact on the Company, the expected contribution of fourth quarter results to full year EBITDA, delivery of top quartile performance and growing the top line  are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the terms relating to the potential transaction with KGI are subject to the execution of definitive agreements, and the alternative recapitalization plan and the potential transaction with KGI are subject to the agreements, consents and/or waivers of third party lenders and other stakeholders, court and regulatory approvals and other material conditions, (ii) the results of negotiations, including among Catalyst and securityholders, relating to potential transactions and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any court or regulatory requirement, closing condition or consent or extension of waiver that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. Certain forward-looking statements also reflect management's current views and are based on certain assumptions including, without limitation, assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, responses from applicable regulatory entities and other factors management believes are appropriate.

Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis contained in Catalyst's annual report for the year ended December 31, 2015 and also the additional risks and uncertainties listed under the heading "Risks and Uncertainties" in Catalyst's Management's Discussion and Analysis for the quarter ended September 30, 2016, each available on the company's website at www.catalystpaper.com/investors and at www.sedar.com. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:
Gerrie Kotze
Vice President, Finance
(604) 247-4425